December 19, 2006

Via U.S. Mail and Facsimile (011-55-112-122-1519)

Luiz Fernando Ziegler de Saint Edmond
Chief Executive Officer for Latin America
Companhia de Bebidas das Americas - AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

	Re:	Companhia de Bebidas das Americas - AmBev
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed August 23, 2006
		File No. 1-15194

Dear Mr. De Saint Edmond:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on pages 37, 90, and 112 of your Form
20-F
that you have entered into a cross-licensing agreement pursuant to which InBev, which owns the majority of your outstanding common shares, has the right to distribute beer under the Brahma brand in Cuba. We also note information on InBev`s website indicating that, at December 31, 2005, InBev was the No. 2 beer distributor in Cuba, with 35.6% of market share, and had one plant in Cuba.
Cuba is identified as a state sponsor of terrorism by the U.S.
State
Department and is subject to U.S. asset controls and export controls.
Please advise us whether InBev has begun to produce and distribute Brahma beer in Cuba. Discuss the materiality to you of InBev`s Cuba-related operations, and whether those operations constitute an investment risk for your security holders. Address materiality in terms of relevant quantitative factors, including any revenues derived from InBev. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact on your reputation and share value of your affiliation with a company that operates in a country identified as a terrorist-sponsoring state.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Christopher Owings
		Assistant Director
		Division of Corporation Finance

		Mara Ransom
		Legal Branch Chief
		Division of Corporation Finance





Luiz Fernando Ziegler de Saint Edmond
Companhia de Bebidas das Americas - AmBev
December 19, 2006
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